UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Retirement of Stocks

1. Class and number of shares to be retired	Common stock	2,615,605
	Different classes of stocks	—

2. Total number of shares issued	Common stock	87,186,835
	Different classes of stocks	—

3. Par value per share (KRW)		5,000

4. Estimated amount of retirement (KRW)		567,473,142,345

5. Scheduled period of share buyback for retirement	Start date	—
	End date	—

6. Acquisition method of shares to be retired		Treasury stock held

7. Scheduled retirement date		August 22, 2022

8. Securities firms entrusted with share buyback		—

9. Date of board resolution (decision date)		August 12, 2022
• Attendance of outside directors	Present (No.)	7
	Absent (No.)	—
• Attendance of auditors (members of Audit Committee who are not outside directors)		—

10. Subject to reporting to the Fair Trade Commission?		Not Applicable

11. Other matters to be factored into investment decisions

•  Legal basis of retirement of treasury shares : Article 343 Paragraph 1 of the Commercial Act

•  This retirement of treasury shares is based on the resolution of the Board of Directors to retire treasury shares previously acquired within the scope of dividends available and therefore, there is no reduction of capital following this retirement.

•  Above ‘Number of shares to be retired’ and ‘Estimated amount of retirement’ are based on the book value of treasury shares on the date of resolution.

•  Above ‘Scheduled retirement date’ may be changed during consultation with the relevant institution

• Since it is the case of retirement of treasury stocks acquired previously, the disclosure of disposal of treasury shares is replaced by this disclosure
	※ Related disclosure	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 12, 2022	By	/s/ Han, Young-Ah
(Signature)
	Name:	Han, Young-Ah
	Title:	Senior Vice President